April 15, 2013

VIA EDGAR (Correspondence Filing)

Mary Cole
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LoCorr Investment Trust, File Nos. 333-171360, 811-22509 (the "Registrant")
Post-Effective Amendment No. 7

Dear Ms. Cole:

On February 1, 2013, the Registrant, on behalf of the LoCorr Long/Short Equity Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 7 ("Amendment") to its registration statement under the Securities Act of 1933 on Form N-1A.  On February 21, 2013 and April 17, 2013, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS

Comment 1.  Because the Shareholder Fees table does not include a line item for acquired fund fees and expenses, please confirm that the Fund does not expect to invest in other investment companies or if it does, estimated acquired fund fees and expenses will be less than 0.01% and included in Other Expenses.

Response.  The Registrant confirms that the Fund does not expect to invest in other investment companies to the extent that acquired fund fees and expenses would be 0.01% or higher and undertakes to include an estimate of acquired fund fees and expenses in Other Expenses.

Comment 2. Please consider whether the Registrant would like to add a footnote to the Shareholder Fees table to clarify the circumstances under which the deferred sales charge is charged to shareholders.

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April 15, 2013

Response. The Registrant will consider adding such a footnote in a future amendment.

Comment 3. Because the Fund invests without restriction as to issuer capitalization, please consider stating any minimum capitalization that the Fund's adviser or sub-adviser will observe when managing the Fund's portfolio.

Response. Upon review, the Registrant does not believe any minimum can be established and notes that the Fund includes small and medium capitalization risk disclosures to alert shareholders to the risks that accompany this aspect of the Fund's strategy.

Comment 4. Please explain supplementally why it is appropriate to treat convertible debt securities as equity securities for purposes of the Fund’s 80% investment policy.

Response. The Registrant believes that the characteristics of a convertible debt security are more closely aligned with an equity security than a bond for purposes of its 80% investment policy. In particular, a convertible debt security’s value is strongly tied to its equity characteristics (the share price of the company into whose common stock the security will convert). Therefore, the Registrant believes it is appropriate to treat convertible debt securities as equities for purposes of its 80% investment policy.

Comment 5. Consider adding convertible securities risk to the Principal Investment Risks.

Response. The Registrant has added convertible securities risk to the Principal Investment Risks.

Comment 6. Because the sub-adviser is not identified in the Amendment, please confirm that sub-adviser information will be included in another amendment filed prior to the effective date of this Amendment.

Response. The Registrant confirms that sub-adviser information will be included in another amendment filed prior to the effective date of this Amendment.

Comment 7. In the prior performance disclosure, please (i) confirm that the prior performance will be provided in another amendment; (ii) specify the return calculation method and clarify that all similar accounts for all time periods are included; (iii) if the performance information is net of fees, disclose that the performance is net of fees, including any sales loads; (iv) if the other accounts had lower fees than the Fund, then state that the performance would have been lower if they had fees that were the same as the Fund’s; and (v) present the other accounts’ average annual total return for 1, 5 and 10 year periods (or since inception with the inception date disclosed).

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April 15, 2013

Response. The Registrant confirms that the prior performance will be included in another amendment.  The Registrant has provided the information requested in (ii) through (v) of comment 7 above in the disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Comment 8. Please confirm that the Statement of Additional Information is not the sole source of any principal investment strategy disclosures, including that related to business development companies.

Response. The Registrant confirms that the Statement of Additional Information is not the sole source of any principal investment strategy disclosures, including that related to business development companies.

Comment 9. If the Fund will invest in commodity pools, provide relevant Statement of Additional Information or Prospectus disclosures if a principal strategy.

Response. The Fund does not invest in commodity pools.

Comment 10. If the Fund will write protection in a credit default swap, please confirm that the Fund will segregate liquid assets equal to full notional amount of the swap.

Response. The Registrant confirms that if the Fund writes protection in a credit default swap, it will segregate liquid assets equal to full notional amount of the swap.

Comment 11. Please confirm that the Fund will adhere to additional SEC or staff guidance regarding total return swaps, which may be different from prior guidance including that contained in Investment Company Act Rel. No. 10666 (Apr. 18, 1979).

Response. The Registrant confirms that the Fund will adhere to additional SEC or staff guidance regarding total return swaps.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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April 15, 2013

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at  (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP
Thompson Hine LLP

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